UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(a) and Amendments Thereto Filed

Pursuant to § 240.13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 2)

CEREVEL THERAPEUTICS HOLDINGS, INC.

(Name of Issuer)

Common Stock, $0.0001

par value per share

(Title of Class of Securities)

15678U128

(CUSIP Number)

Bain Capital Investors, LLC

200 Clarendon Street

Boston, MA 02116

617-516-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15678U128	13D	Page 2 of 4 Pages

1	Names of reporting persons BC Perception Holdings, LP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☒
3	SEC use only
4	Source of funds SC, WC
5	Check if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power 0 shares of Common Stock
	8	Shared voting power 60,632,356 shares of Common Stock
	9	Sole dispositive power 0 shares of Common Stock
	10	Shared dispositive power 60,632,356 shares of Common Stock

11	Aggregate amount beneficially owned by each reporting person 60,632,356 shares of Common Stock
12	Check if the aggregate amount in Row (11) excludes certain shares ☐
13	Percent of class represented by amount in Row (11) 41.0%
14	Type of reporting person PN

CUSIP No. 15678U128	13D	Page 3 of 4 Pages

This Amendment No. 2 to Schedule 13D relates to shares of common stock, $0.0001 par value per share (the “Common Stock”), of Cerevel Therapeutics Holdings, Inc., a Delaware corporation (the “Issuer”), and amends the initial statement on Schedule 13D filed by the Reporting Person on November 4, 2020, as amended by Amendment No. 1 filed on July 9, 2021 (the “Initial Statement” and, as further amended by this Amendment No. 2, the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Initial Statement.

On March 1, 2022, the Issuer filed its Annual Report on Form 10-K for the year ended December 31, 2021 (the “2021 Form 10-K”) with the Securities and Exchange Commission, which disclosed that the Issuer’s total number of outstanding shares of Common Stock had increased to 148,007,072. This Amendment No. 2 is being filed to report a decrease of more than one percent in the percentage of outstanding shares of Common Stock that the Reporting Person may be deemed to beneficially own, which resulted solely from the increase in the number of shares of Common Stock reported as outstanding by the Issuer.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Initial Statement is hereby amended and restated as follows:

The information set forth in Items 2 and 3 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) - (c)

As of the date hereof, the Reporting Person holds 60,632,356 shares of Common Stock, representing approximately 41.0% of the outstanding shares of Common Stock. The percentage of the outstanding shares of Common Stock held by the Reporting Person is based on 148,007,072 shares of Common Stock issued and outstanding, as reported by the Issuer in the 2021 Form 10-K.

As a result of the voting arrangements described under Item 6 of this Schedule 13D, the Reporting Person and Pfizer Inc. and PF Equity Holdings 1 B.V. (collectively, “Pfizer”) may be deemed to be a group for purposes of Section 13(d) under the Securities Exchange Act of 1934, as amended. As of March 1, 2022, based on publicly available information, Pfizer owns 27,349,211 shares of Common Stock, or approximately 18.5% of the outstanding shares of Common Stock. The Reporting Person disclaims beneficial ownership of the shares of Common Stock held by Pfizer.

(d)

Except as otherwise described in this Item 5, no one other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Common Stock beneficially owned by the Reporting Person as described in this Item 5.

(e)	Not applicable.

CUSIP No. 15678U128	13D	Page 4 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 3, 2022	BC Perception Holdings, LP

	By:	BCPE Perception GP, LLC,
its general partner

	By:	/s/ Christopher Gordon
Name: Christopher Gordon
Title: Authorized Signatory